Exhibit 99.3

P R E S S  R E L E A S E

AJP Holding Company, LLC Announces Director Candidates for the Board of

Sonim Technologies, Inc.

AJP Holding Company, LLC Intends to Nominate, on behalf of itself and on behalf of Orbic North America, LLC, 5 Highly Qualified Candidates with Best-in-Class Experience in 4G/5G Connected Devices, Technology, Manufacturing, Hardware, Software, Sales, Strategy, Operations and Finance

HAUPPAUGE, NEW YORK, March 21, 2025 / PR Newswire — AJP Holding Company, LLC (“AJP”) and Orbic North America, LLC (“Orbic”), an international leader in mobile technology innovation, today announced that AJP intends to nominate a slate of five highly qualified candidates (the “Candidates”) for the Board of Directors of Sonim Technologies, Inc. (NASDAQ:SONM) (“Sonim” or the “Company”), a leading U.S. provider of ultra-rugged mobility solutions, for election at the Company’s upcoming 2025 Annual Meeting of Stockholders (the “Annual Meeting”).

As previously announced on January 15, 2025, Orbic agreed to purchase from AJP a substantial position in the shares of Sonim that AJP acquired in 2022 when Sonim explored the sale of the entire Company. At the time of its January 2025 announcement, Orbic stated that it intended to initiate discussions with Sonim whereby the parties would be able to begin an arm’s length strategic process to identify, monetize and deliver operating and financial synergies to both companies’ stockholders and customers across manufacturing, operations, R&D, supply chains, and geographic market expansion opportunities globally, including the U.S., Europe, India, and other countries in Asia. To date, Sonim has resisted such discussions and has pursued alternative courses of action to ensure the existing Board of Directors and management team remain entrenched at the Company – actions which AJP and Orbic believe have been destructive to stockholders. These actions have resulted in an almost 50% decline in the Company’s stock price (which closed at $3.78 on the January 15, 2025 Orbic announcement date) while also diluting existing stockholders by the Company issuing new common shares under its At-The-Market facility and increasing the Company’s debt level through a recent $3 million 18 month expensive short-term debt issuance. The Company’s stock price has declined approximately 75% since it completed its sale of a majority stake to AJP in 2022.

AJP and Orbic strongly believe that AJP’s proposed five Candidates will be in the stockholders’, the Company’s, its employees’ and its customers’ best interests. AJP and Orbic believe that the slate of five highly qualified individuals will assist the Company in realizing its potential and maximizing value for all stockholders. These Candidates were chosen through a comprehensive evaluation process to identify professionals with complementary backgrounds and experiences related to improving operations, R&D, manufacturing, supply chain strategy, finance, sales, vendor and customer management and strategy and corporate development in the context of the opportunities that are available and offered by an association and cross shareholding with Orbic.

The director nominees are as follows:

●	Douglas B. Benedict – 35 year career in board advisory, principal investing, investment banking, corporate and strategic development including Citigroup, Bank of America and Cendant; currently EVP of Corporate Development at Orbic;

●	Joseph M. Glynn – 27 year career at QUALCOMM in business development; 6 years as CTA Board Member and 11 years as 450 MHz Alliance Board Member;

●	Gregory M. Johnson – Founder and CEO of Vintelligence, providing advice to scale business revenue via brand/product re-imagination; 17 year career at American Express; 3 years at Capital One, Head of Small Business Card channels;

●	Surendra Singh– currently Chief Sales & Partnerships Officer at CoreStack; 25+ year career at Microsoft; 8 years at software development and services provider Intergraph – now part of Hexagon AB.

●	Michael Wallace – 23 year career at QUALCOMM including 12+ years as SVP &GM Emerging Businesses Unit.

About Orbic

Orbic, a U.S.-headquartered technology company based in New York, reimagines the connected experience by thinking outside of the mainstream. Using best-in-class technology, Orbic provides meaningful features to customers seeking something unique and accessible to all, without exclusion. As a leader in developing and manufacturing innovative mobile solutions for smart, value-tech consumers, Orbic offers a full portfolio of connected solutions from smartphones and tablets to mobile hotspots and connected laptops. Orbic’s extensive global ecosystem of partners, suppliers, and carriers ensures that their products deliver exceptional value and performance, making high-quality technology accessible to a wider audience. For more information, visit www.orbic.us.

About Sonim Technologies

Sonim Technologies is a leading U.S. provider of ultra-rugged and rugged mobile solutions, including phones, wireless internet data devices, accessories and software designed to provide extra protection for users that demand more durability in their work and everyday lives. Trusted by first responders, government, and Fortune 500 customers since 1999, Sonim currently sells a line of ruggedized mobility solutions through tier one wireless carriers and distributors in North America, EMEA, and Australia/New Zealand. For more information, visit www.sonimtech.com.

Where You Can Find Further Information:

Information concerning the security holdings of Orbic and AJP in Sonim common stock and related matters can be found in the Schedule 13D filed by Orbic, AJP and other beneficial owners of Sonim common stock with the U.S. Securities and Exchange Commission (the “SEC”) on March 18, 2025. The Schedule 13D can be found on the SEC’s EDGAR database at https://www.sec.gov/edgar/search/.

This communication is being made in respect of the proposed nomination of the Candidates at Sonim’s 2025 annual meeting of stockholders. Orbic and AJP intend to file the relevant materials with the SEC, including a proxy statement on Schedule 14A, which will contain important information concerning Orbic, AJP and the Candidates as well as certain of their interests. Promptly after filing the definitive proxy statement with the SEC, AJP will mail the definitive proxy statement and a proxy card to each stockholder of the Company entitled to vote at the Company’s 2025 annual meeting of stockholders. This communication is not a substitute for the proxy statement or any other document that AJP or Orbic may file with the SEC or send to the Company’s stockholders in connection with the Company’s 2025 annual meeting of stockholders because the proxy statement will contain important information. The materials to be filed by AJP or Orbic will be available at no charge on the SEC’s website at https://www.sec.gov/edgar/search/. In addition, the materials to be filed by AJP or Orbic will be made available free of charge on Orbic’s website at www.orbic.us. Investors and stockholders are urged to read the definitive proxy statement and the other relevant materials when they become available before making any voting decision with respect to the election of directors at the Company’s 2025 Annual Meeting of Stockholders.

Investor Contact:

Brian Valerio/Adam Riches/Timothy Marshall

Alliance Advisors

Orbic@allianceadvisors.com